

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 11, 2026

Ismini Panagiotidi
Chief Executive Officer and Chairwoman of the Board
Icon Energy Corp.
c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece

> **Re: Icon Energy Corp.**
> **Registration Statement on Form F-1**
> **Filed March 6, 2026**
> **File No. 333-294110**

Dear Ismini Panagiotidi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeeho M. Lee, Esq., of O'Melveny & Myers LLP